NOVOGEN LIMITED

ABN 37-063-259-754

www.novogen.com

Level 1,1-7 Waterloo Road, NORTH RYDE, NSW  2113

Telephone: 02 9878 0088

APPENDIX 4D

incorporating

INTERIM FINANCIAL REPORT

FOR THE HALF-YEAR ENDED

31 DECEMBER 2012

Lodged with the ASX under Listing Rule 4.2A

This is a half-yearly report. It is to be read in conjunction with the most recent annual financial report

Novogen Limited

Table of contents

31 December 2012

Contents

Results for announcement to the market

1

Directors’ report

2

Auditor’s independence declaration

5

Statement of profit or loss and other comprehensive income

6

Statement of financial position

7

Statement of changes in equity

8

Statement of cash flows

9

Notes to the financial statements

10

Directors’ declaration

21

Independent auditor’s report

22

.

Novogen Limited

Appendix 4D Specific Requirements

31 December 2012

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Revenues from ordinary activities

down

21.2%

to

$610,001

Profit from ordinary activities after tax attributable to members down

89.4%

to

$495,877

of Novogen Limited

Net profit for the period attributable to members

down

29.8%

to

$3,201,266

The Directors paid a dividend on 27 November 2012 via an in-specie distribution of shares in MEI

Pharma Inc. (2011: Nil)

Refer to Review of Operations shown in the attached Directors’ Report for an explanation of the above disclosures.

Novogen Limited

Directors’ report

31 December 2012

Directors’ report for the half-year 31 December 2012

Your directors submit their report for the half-year ended 31 December 2012.

Directors

The names of the Company’s Directors during or since the end of the financial year are as follows:

Prof. G Kelly – Chairman (appointed 7 December 2012)

Dr A Heaton (appointed 7 December 2012)

Mr JT Austin

Mr R Birch (appointed 12 December 2012)

Mr SR Coffey (appointed 8 November 2012)

Mr JP O’Connor

Mr WD Rueckert (resigned 7 December 2012)

Mr PR White (resigned 7 December 2012)

Mr RC Youngman (resigned 8 November 2012)

Directors were in office for the entire period unless otherwise stated.

Review of operations

Cash Resources

At 31 December  2012, the Group had total cash of $1.0 million compared to $8.3 million at 30 June 2012.

The  decrease  was  primarily  a  result  of  the  Group  distributing  its  investment  in  MEI  Pharma  Inc  (MEI)  by way  of  an  in  specie  distribution  during  the  period.  MEI  accounted  for  $6,085,946  of  the  balance  at  30

June 2012.

Revenue and Other income

The  Company  earned  revenues  from  continuing  operations  for  the  six  months  ended  31  December  2012 of $0.6 million compared to $0.8 million for the same period last year. The decrease is primarily due to the decrease in interest earned in cash balances held in deposit accounts.

Other  income  for  the  six  months  ended  31  December  2012  was  $0.6  million  compared  to  $0.7  million  for the corresponding period last year.

Novogen Limited

Directors’ report

31 December 2012

Net Profit

The  operating  profit  attributable  to  Novogen  shareholders  for  the  six  months  ended  31  December  2012,

decreased   by   $4.2   million   to   $0.5   million   compared   to   a   profit   of   $4.7   million   in   the   previous

corresponding period. Of this $4.9 million relates to the profit on disposal of MEI Pharma Inc.

Profit  from  discontinued  operations  was  $0.7  million  for  the  six  months  ended  31  December  2012,  as compared to $4.3 million in the same period last year.

The  net  profit  from  continuing  operations  after  income  tax  for  the  consolidated  Group  for  the  six  months ended  31  December  2012  increased  by  $0.9  million  to  $0.019  million  from  a  loss  of  $0.9  million  for  the same period last year.

General  and  administrative  expenses  from  continuing  operations  decreased  by  $1.0  million  from  $2.2 million to $1.2 million for the six months ended 31 December 2012.

Research and Development Activities

For  the  year  up  until  5  December  2012,  the  Group  conducted  no  R&D  activity  other  than  through  its subsidiary  MEI  Pharma  Inc.  In  that  time,  Novogen  disposed  of  its  interests  in  two  subsidiaries,  Glycotex

Inc (by sale) and MEI Pharma Inc(via in-specie distribution)  in which it held majority ownership and which conducted any R&D activities.

Glycotex  held  the  intellectual  property originally  developed  by Novogen  in  the  field  of  glucan  therapeutics in the treatment of trophic ulcers. This company was sold on 27 November 2012.

MEI  Pharma  held  the  intellectual  property  originally  developed  by  Novogen  in  the  field  of  isoflavonoid

drugs.   On   17   November   2012,   shareholders   approved   the   in   specie   distribution   of   Novogen’s

shareholding in MEI Pharma.

On  5  December  2012  Novogen  acquired  the  biotechnology  company,  Triaxial  Pharmaceuticals  Pty  Ltd

(‘Triaxial’).  Triaxial  had  developed  a  novel  technology  platform  allowing  the  design  and  construction  of  a novel family of compounds that Triaxial refers to as super-benzopyrans.

The  origins  of  this  technology  lie  in  the  isoflavonoid  drug  development  program  originally  conducted  by

Novogen  from  1994-2011  and  which  subsequently  was  the  subject  of  final  in  specie  distribution  MEI

Pharma.  Triaxial  believed  that  while  highly  promising,  the  original  Novogen  technology  that  allowed  the design  and  manufacture  of  such  drugs,  was  limited  in  terms  of  the  range  of  different  molecular  structures that could be built and in the ability of the drugs to access end target tissues such as cancer tissue.

Triaxial  subsequently  developed  a  method  of  greatly  increasing  the  flexibility  of  the  basic  isoflavonoid molecular  scaffold  to  allow  the  insertion  of  a  much  greater  range  of  chemical  moieties.  The  result  of  this

was  the  ability to  create  compounds  of  far  greater  structural  complexity  than  previously achieved.   These

complex structures have been termed super-benzopyrans by Triaxial.

The  super-benzopyran,  CS-6,  had  been  identified  in  mid-2012  by  Triaxial  as  its  lead  drug  candidate  for development  as  an  anti-cancer  drug.  In  addition  to  displaying  considerably greater  anti-cancer  potency in vitro  compared  to  the  family  of  isoflavonoid  drugs  previously  developed  by  Novogen,  CS-6  also  showed

Novogen Limited

Statement of Profit or Loss and Other Comprehensive Income

For the half-year ended 31 December 2012

Notes

Consolidated

2012

2011

Continuing  Operations

Revenue

2

610,001

773,998

Other  incom e

2

617,795

737,201

Research  and  developm ent  expenses

-

(297,591)

General  and  adm inistrative  expenses

(1,209,268)     (2,165,274)

Profit(Loss)  before  incom e  tax

2

18,528

(951,666)

Incom e  tax  expense

-

-

Profit(Loss)  after  tax  from  continuing  operations

18,528

(951,666)

Profit(Loss)  after  tax  from  discontinued  operations

9

723,641

4,265,952

Profit/(loss)  for  the  period

742,169

3,314,286

Other  comprehensive  profit/(loss)

Net exchange  difference  on  translation  of  financial

statem ents  of  foreign  controlled  entities  (Net of  tax

2012:  Nil,  2011:  Nil)

3,967,912

(151,137)

Other  comprehensive  loss

3,967,912

(151,137)

Total com prehensive  incom e/(loss)

4,710,081

3,163,149

Profit/(loss)  attributable  to:

Non-controlling  interest

246,292

(1,367,661)

Novogen  Lim ited

495,877

4,681,947

742,169

3,314,286

Total com prehensive  incom e/(loss)  attributable  to:

Non-controlling  interest

1,508,814

(1,395,318)

Novogen  Lim ited

3,201,266

4,558,467

4,710,080

3,163,149

Basic  and  diluted  earnings/(loss)  per  share  (cents)  from continuing  operations

11

0.01

(0.93)

Basic  and  diluted  earnings/(loss)  per  share  (cents)  from discontinued  operations

0.46

4.18

Basic  and  diluted  earnings/(loss)  per  share  (cents)

0.47

4.58

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Novogen Limited

Statement of Financial Position

31 December 2012

Consolidated

December

June

2012

2012

CURRENT  ASSETS

Cash and cash  equivalents

993,106

8,347,908

Trade and other receivables

333,091

404,506

Other current assets

-

205,666

Total Current Assets

1,326,197

8,958,080

NON-CURRENT ASSETS

Property, plant and  equipment

2,366

26,904

Investments

58,627

-

Intangibles

6

2,850,517

-

Total Non-Current Assets

2,911,510

26,904

TOTAL  ASSETS

4,237,707

8,984,984

CURRENT  LIABILITIES

Trade and other payables

7

399,022

3,674,583

Provisions

-

190,000

Total Current Liabilities

399,022

3,864,583

NON-CURRENT LIABILITIES

Borrowings

8

926,137

-

Provisions

-

7,330

Total Non-Current Liabilities

926,137

7,330

TOTAL  LIABILITIES

1,325,159

3,871,913

NET ASSETS

2,912,548

5,113,071

EQUITY

Contributed  equity

10

134,488,170      199,026,306

Other contributed  equity

735,863

-

Reserves

-

(3,849,563)

Accumulated  losses

(132,311,485)   (191,700,929)

Parent interest

2,912,548

3,475,814

Non-controlling interest

-

1,637,257

TOTAL  EQUITY

2,912,548

5,113,071

The above statement of financial position should be read in conjunction with the accompanying notes.

Novogen Limited

Statement of Changes in Equity

For the half-year ended 31 December 2012

Reserves &

Other

Other

Non-

Contributed    Contributed    Accumulated   Contributed

controlling

Consolidated

equity

equity

losses

Equity

Total

interest

Total equity

At 1 July 2011

194,295,000

-

(186,644,000)     (3,422,000)

4,229,000

191,000

4,420,000

Profit/(loss) for the period

-

-

4,682,000

-

4,682,000

(1,368,000)

3,314,000

Exchange differences on translation of foreign operations

-

-

-

(124,000)

(124,000)

(27,000)

(151,000)

Total comprehensive income/(loss) for the half year

-

-

4,682,000

(124,000)

4,558,000

(1,395,000)

3,163,000

Issue of share capital by subsidiary

966,000

-

-

-

966,000

-

966,000

less non-controlling interest in relation to issued capital by subsidiary

(2,091,000)

-

-

-

(2,091,000)

2,091,000

-

Share-based payments

-

-

128,000

-

128,000

137,000

265,000

Opening equity transferred to non-controlling interest due to issuing of shares by subsidiary

(979,000)

-

935,000

62,000

18,000

(18,000)

-

Total transactions with owners in their capacity as

owners

(2,104,000)

-

1,063,000

62,000

(979,000)

2,210,000

1,231,000

At 31 December 2011

192,191,000

-

(180,899,000)     (3,484,000)

7,808,000

1,006,000

8,814,000

At 1 July 2012

199,026,306

-

(191,700,929)     (3,849,563)

3,475,814

1,637,257

5,113,071

Profit/(loss) for the period

-

-

6,205,497

-

6,205,497

(5,463,328)

742,169

Exchange differences on translation of foreign operations

-

-

2,705,239

-

2,705,239

1,262,673

3,967,912

Total comprehensive income/(loss) for the half year

-

-

8,910,736

-

8,910,736

(4,200,655)

4,710,081

De-recognition of non-controlling interest

(1,637,257)     (1,637,257)

Dividend distribution on Subsidiary Disposal

-

(24,774,709)

-     (24,774,709)

-      (24,774,709)

Less Movement in disposal of Subsidiary

(65,807,136)

-

75,253,417

3,849,563      13,295,844

-

13,295,844

Less non-controlling interest

-

-

-

-

-

4,200,655

4,200,655

Issue of Shares on Subsidiary Acquisition

1,269,000

117,000

-

-

1,386,000

-

1,386,000

Recognition of Equity component of Compound Financial

Instrument

-

618,863

-

-

618,863

-

618,863

Total transactions with owners in their capacity as

owners

(64,538,136)

735,863

50,478,708

3,849,563

(9,474,002)

2,563,398

(6,910,604)

At 31 December 2012

134,488,170

735,863      (132,311,485)

-

2,912,548

-

2,912,548

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Novogen Limited

Statement of Cash Flows

For the half-year ended 31 December 2012

Consolidated

2012

2011

Cash flows from operating activities

Profit/(loss) after tax

742,169

3,324,000

Income tax paid

-

(10,000)

Adjustments to reconcile profit/(loss) to net cash used in operating activities:

Depreciation and amortisation

14,801

13,436

Net (gain)/loss on disposal of property, plant and

equipment

-

9,818

Share-based payments

401,550

266,312

Gain on capital reduction - in specie distribution

(4,951,301)

-

Gain on sale of Glycotex

(612,354)

Sale of business - net proceeds

-

(7,980,000)

Share issue costs

395,000

Bad and doubtful debt expense

(37,472)

(808,000)

Net (gain)/loss on exchange rate changes

62,558

(207,000)

Changes in operating assets and liabilities:

(increase)/decrease in trade receivables

40,904

2,610,000

(increase)/decrease in other receivables

69,932

3,078,000

(increase)/decrease in inventories

-

654,000

(increase)/decrease in prepayments

205,665

6,000

increase/(decrease) in trade and other payables

(3,275,562)

(2,277,000)

increase/(decrease) in provisions

(197,330)

(223,000)

increase/(decrease) in derivative liability

-

(1,047,000)

Net cash flows used in operating activities

(7,536,440)

(2,195,434)

Cash flows from investing activities

Proceeds from  sale of assets

150,000

2,000

Proceeds from  sale of business

-

9,500,000

Sale of business - Other costs

-

(1,520,000)

Proceeds from  acquisition of Triaxial

31,667

-

Net cash flows (used in)/provided by investing activities

181,667

7,982,000

Financing Activities

Proceeds from  the issue of shares by subsidiary

-

966,000

Share issue costs

-

(395,000)

Net cash provided by/(used in) financing activities

-

571,000

Net (decrease)/increase in cash and cash equivalents

(7,354,773)

6,357,566

Cash and cash equivalents at beginning of period

8,097,908

5,766,000

Effect of exchange rates on cash holdings in foreign

currencies

-

56,000

Cash and cash equivalents at end of period *

743,135

12,179,566

* Note: an additional $250,000 (2011: $250,000) is held as secured cash and is not included in cash equivalents in this cash flow statement.

The above statement of cash flows should be read in conjunction with the accompanying notes.

Novogen Limited

Notes to the financial statements

31 December 2012

Note 1. Basis of preparation

This  general  purpose  interim  financial  report,  which  incorporates  the  interim  financial  statements,  for  the half-year  ended  31  December  2012  has  been  prepared  in  accordance  with  the  requirements  of  the

Corporations  Act  2001  and  the  Australian  Accounting  Standard  AASB  134:  Interim  Financial  Reporting.

The  interim  financial  statements  have  also  been  prepared  on  a  historical  cost  basis  with  all  amounts presented in Australian dollars, unless otherwise stated.

It  is  recommended  that  this  interim  financial  report  be  read  in  conjunction  with  the  annual  financial  report for  the  year  ended  30  June  2012  and  any  public  announcements  made  by  Novogen  Limited  and  its controlled  entities  during  the  half-year  in  accordance  with  the  continuous  disclosure  requirements  arising under the Corporations Act 2001.  The half-year interim financial report  does not  include full disclosures  of the type normally included within the annual financial report.

These financial statements were authorised for issued by the board of directors on 28 February 2013.

Reporting Basis and Conventions

The   accounting   policies   and   methods   of   computation   followed   in   this   interim   financial   report   are

consistent  with  those  applied  in  the  annual  report  for  the  year  ended  30  June  2012,  with  the  addition  of the following accounting policy.

New   and   revised  accounting  standards  applicable  for   the  first   time   to   the   current   half-year

reporting period

The  Group  has  adopted  all  new  and  revised  Australian  Accounting  standards  and  Interpretations  that became effective for the first time and are relevant to the Group, including:

AASB   2011-9   Amendments   to   Australian   Accounting   Standards   –   Presentation   of   Items   of   Other

Comprehensive Income which requires entities to group items presented in Other Comprehensive Income

(OCI)  on  the  basis  of  whether  they  are  potentially  reclassifiable  to  profit  or  loss  subsequently,  and changes  the  title  of  ‘statement  of  comprehensive  income’  to  ‘statement  of  profit  or  loss  and  other comprehensive income’.

The  adoption  of  the  new  and  revised  Australian  Accounting  Standards  and  Interpretations  has  had  no

significant  impact  on the Group’s  accounting  policies or the amounts reported  during the current half-year period.  The  adoption  of  AASB  2011-9  has  resulted  in  the  title  of  ‘statement  of  comprehensive  income’

being changed to ‘statement of profit or loss and other comprehensive income’.

Non-current assets held for sale and discontinued operations

Non-current  assets  and  disposal  groups  classified  as  held  for  sale  are  measured  at  the  lower  of  their carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held  for  sale  if  their  carrying  amounts  will  be  recovered  principally  through  a  sale  transaction  rather  than through  continuing  use.  This  condition  is  regarded  as  met  only  when  the  sale  is  highly  probable  and  the asset  or  disposal  group  is  available  for  immediate  sale  in  its  present  condition.  Management  must  be committed to the  sale,  which should be expected to qualify for  recognition  as a completed  sale  within one year from the date of classification.

In  the  statement  of  comprehensive  income,  income  and  expenses  from  discontinued  operations  are reported  separately  from  income  and  expenses  from  continuing  operations.  The  resulting  profit  or  loss

(after taxes) is reported separately in the statement of comprehensive income.

Novogen Limited

Notes to the financial statements

31 December 2012

Property, plant and equipment, once classified as held for sale, are not depreciated or amortised.

Business combination

The  Group  applies  the  acquisition  method  in  accounting  for  business  combinations.  The  consideration transferred  by the  Group  to  obtain  control  of  a  subsidiary  is  calculated  as  the  sum  of  the  acquisition-date fair  value  of  assets  transferred,  liabilities  incurred  and  the  equity  interests  issued  by  the  Group,  which includes  the  fair  value  of  any  asset  or  liability  arising  from  a  contingent  consideration  arrangement.

Acquisition  costs  are  expensed  as  incurred.  The  Group  recognises  identifiable  assets  acquired  and

liabilities   assumed   in   a   business   combination   regardless   of   whether   they   have   been   previously

recognised  in  the  acquiree's  financial  statements  prior  to  the  acquisition.  Assets  acquired  and  liabilities assumed are generally measured at their acquisition-date fair values.

Going concern

The financial statements have been  prepared  on  a  going  concern  basis,  which  contemplates  continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is  often  the  case  with  development  companies,  the  ability  of  the  Company  to  continue  it’s  development activities  as  a  going  concern  including  paying  its  debts  when  due,  settling  its  liabilities  and  realising  it’s assets  in  the  normal  course  of  business  at  amounts  stated  in  the  accounts,  is  dependent  upon  it  deriving sufficient cash from investors and sales revenue.

There  is a  risk that  the Company’s  capital reserves,  may not be  adequate for  future funding  requirements and potential future capital raisings may be required.

The  directors  are  of  the  opinion  that  the  above  requirements  will  be  satisfied  and  accordingly  have prepared  the  financial  statements  on  a  going  concern  basis.  There  is  a  material  uncertainty  whether  the

Group  will  continue  as  a  going  concern  and  therefore  whether  it  will  realise  its  assets  and  extinguish  its liabilities in the normal course of business and at the amounts stated in the financial report.

Compound financial instruments

Compound financial instruments issued by the Group comprise convertible notes that can be converted to share  capital  at  the  option  of  the  holder,  and  the  number  of  shares  does  not  vary  with  changes  in  fair value. The liability component of a financial instrument is recognised originally at the fair value of  a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference  between  the  fair  value  of  the  compound  financial  instrument  as  a  whole  and  the  fair  value  of the  liability  component.  Any  directly  attributable  transaction  costs  are  allocated  to  the  liability  and  equity components in proportion to their initial carrying amounts.

Subsequent  to  initial  recognition,  the  liability  component  of  a  compound  financial  instrument  is  measured at  amortised cost  using  the  effective interest rate method.  The equity component of  a compound financial instrument is not remeasured subsequent to initial recognition.

Interest,  losses  and  gains  relating  to  the  financial  liability  are  recognised  in  the  profit  or  loss.  On conversion, the financial liability is reclassified to equity; no gain or loss is recognised on conversion.

Significant management judgement in applying accounting policies

In the process of applying the Group’s accounting policies management has made judgements.

Novogen Limited

Notes to the financial statements

31 December 2012

Discontinued operations

Management  has  made  a  judgement  that  the  disposal  of  its  interest  in  Glycotex  Inc  is  not  subject  to classification  as  a  discontinued  operation,  due  to  the  size  and  nature  of  the  interest.  AASB  5  was considered  and  it  was  not  assessed  as  a  major  line  of  business,  with  significant  cash  generating  units,

nor a subsidiary acquired exclusively with a view to resale.

Acquired intangible assets

Acquired   intangibles   in   a   business   combination   qualify   for   separate   recognition   are   recognised   as

intangible assets at their fair values. The asset  will be amortised over  its useful life of five years beginning in the month of acquisition.

Tax

Gains on disposal of subsidiaries during the period gave rise to capital gain tax events. However management has applied tax concessions, and with the existence of prior period losses has assessed there to be no income tax expense on the transactions for the period.

Novogen Limited

Notes to the financial statements

31 December 2012

Note 2. Revenue and expenses

Consolidated

2012

2011

Revenue  from  continuing  operations

Bank Interest

32,101

192,998

Royalties

577,900

581,000

Total revenue

610,001

773,998

Other Income  from  continuing  operations

Gain on  disposal of Glycotex

462,354

-

Gain on  fair value  of derivative liability

-

727,383

Glycotex Sale  on Assets - Glucan  Technology

150,000

9,818

Other

5,441

-

617,795

737,201

Depreciation  included  in  the statement  of comprehensive

income*

Included in  administrative expenses

14,801

13,436

Total depreciation  and  amortisation expenses

14,801

13,436

Expenses included in  the statement  of profit  or  loss

and comprehensive  income*

Included in  administrative expenses:

Net foreign  exchange  differences

62,558

(208,170)

Net loss on  disposal of plant and  equipment

-

9,818

Onerous lease provision movement - operating

leases

-

31,000

Provision  for doubtful debts

37,472

808,000

Included in  research and  development expenses:

Employee  benefit  expense*

Termination costs

374,590

1,018,000

Share-based  payment expense

401,550

265,312

*includes amounts from  discontinued operations

Novogen Limited

Notes to the financial statements

31 December 2012

Note 3. Contingent assets and liabilities

Guarantees

(a) The Company is continuing to prosecute its IP rights and in June 2007 announced that the Vienna

Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The

Company has provided a guarantee to the value of €250,000 with the court to confirm its commitment to the ongoing enforcement process.

(b)  Although  the  Company  assigned  its  liability  for  the  property  lease  in  June  2012,  it  remains  as  the original  lessee  and  should  the  assignee  default  on  the  lease,  a  potential  liability  may exist.  Offsetting  this contingent  liability  the  Company  holds  a  letter  of  personal  guarantee  from  the  director  of  the  assignee company,  which  guarantees  the  obligations  of  the  assignee  company  contained  or  implied  in  the  original lease.

There  have  been  no  other  changes  in  contingent  assets  or  contingent  liabilities  since  the  end  of  the previous annual reporting period, 30 June 2012.

Note 4. Operating segments

Identification of reportable segments

The Group has identified its operating segments based on the internal reports that are reviewed and used by  the  executive  management  team  (the  chief  operating  decision  makers)  in  assessing  performance  and in determining the allocation of resources.

The   operating   segments   indentified   by   management   are   based   on   the   specific   area   of   targeted

therapeutic treatment or the individual market in which products are sold.

The Group has identified four unique segments as follows:

1  –  Drug  Development  -  includes  the  discovery  of  new  compounds  and  the  early  stage  screening  for bioactivity of such compounds through both in vivo and in vitro testing.

2  –  Oncology  Drug  Program  (Disposed  in  November  2012  via  an  in  specie  distrubution)–  involves  the development  of  selected  oncology  drug  candidates  which  have  indicated  potential  bioactivity  against cancer cells through clinical trial programs to assess safety and efficacy.

3  –  Consumer  Business  (Sold  August  2011)  -  a  dietary  supplement  business  based  on  red  clover isoflavones which are marketed and soldworld-wide.

4  –  Wound  Healing  (Disposed  in  November  2012)  –  a  separate  and  unique  technology  based  on  Beta-1

Glucan to aid in the management of wounds.

The  accounting  policies  used  by  the  Group  in  reporting  segments  internally  are  consistent  with  those

applied   to   the   consolidated   year-end,   annual   financial   statements   as   contained   in   Note   1   there

to.Corporate   costs   have   been   allocated   between   segments   and   are   therefore   included   in   the   net

profit/(loss) for each segment.

Novogen Limited

Notes to the financial statements

31 December 2012

Segment report

DRUG

ONCOLOGY DRUG

CONSUMER

DEVELOPMENT

PROGRAM

BUSINESS

WOUND HEALING

TOTAL

2012

2011

2012

2011

2012

2011

2012

2011

2012

2011

Net sales

-

-

-

-

-

978,000

-

-

-

978,000

Other revenue

615,442      774,000

4,954,688

5,000

-

43,286

612,354

-

6,182,484

822,286

Total revenue

615,442      774,000

4,954,688

5,000

-

1,021,286

612,354

-

6,182,484

1,800,286

Net(loss)/profit    (3,253,315)    (514,000)

723,640     (3,043,000)

-

7,323,286

3,271,844     (452,000)

742,169

3,314,286

Total  assets,  as  reviewed  and  used  by  the  executive  management  team,  are  not  allocated  between segments  where  the  segments  are  contained  within  the  same  legal  entity.  The  oncology  and  wound healing  segments  were  disposed  as  at  31  December  2012.  The  consumer  business  was  disposed  of  in

August 2011. As at 30 June 2012 the total segment assets were $3,872,000.

The total segment assets were $4,237,707 and $3,872,000 at 31 December 2012 and 30 June 2012,

respectively

Note 5. Net tangible assets per share

Consolidated

2012

2011

Net tangible asset backing per  share

$0.05

$0.07

Note 6. Intangible  Assets - Patents

Acquired

intangibles

Total

Gross carrying amount

Balance at 1 July 2012

-

-

Patents acquireds through business combination (note 8)

2,850,517

-

Amortisation

-

-

Carrying Amount 31 December 2012

2,850,517

-

Novogen Limited

Notes to the financial statements

31 December 2012

Note 7. Trade Payables

Trade and other payables consist of the following:

31 December

30 June

2012

2012

Trade payables

18,225

830,598

Accrued payables

60,265

1,763,197

Deferred royalty income

320,532

1,081,158

Total trade and other payables

399,022

3,674,953

Note 8. Borrowings

31 December

30 June

Financial liabilities designated at fair value

2012

2012

Borrowings at face value

1,500,000

-

Less equity component of compound financial instrument

(573,863)

-

Total Carrying Amounts

926,137

-

Note 9.  Acquisition of Triaxial Pharmaceuticals

On  5  December  2012  Novogen  acquired  the  biotechnology  company,  Triaxial  Pharmaceuticals  Pty  Ltd

(‘Triaxial’).  Triaxial  had  developed  a  novel  technology  platform  allowing  the  design  and  construction  of  a novel family of compounds that Triaxial refers to as super-benzopyrans.

The details of the business combination are as follows:

Fair value of consideration transferred

$

Shares issued at fair value (13,600,000 at $0.09)

1,224,000

Shares to be issued, subject to shareholder approval (1,800,000 at $0.09)

162,000

Borrowings at face value

1,500,000

Total consideration paid

2,886,000

Recognised amounts of identifiable net assets

Fair Value

Cash

31,667

Debtors

1,949

Plant & Equipment

1,867

Intangible assets

2,850,517

Total Assets

$2,886,000

Novogen Limited

Notes to the financial statements

31 December 2012

Note 9. Discontinued operations

Novogen   disposed   of   the   operations   of   MEI   Pharma   Inc   (‘MEI   Pharma)   in   which   it   held   majority

ownership, via an in-specie distribution.

MEI  Pharma  held  the  intellectual  property  originally  developed  by  Novogen  in  the  field  of  isoflavonoid

drugs.   On   17   November   2012,   shareholders   approved   the   in   specie   distribution   of   Novogen’s

shareholding in MEI Pharma. Refer note a) below.

At  the  Company’s  AGM  in  October  2010  it  was  announced  that  the  Company  was  looking  at  strategic alternatives  for  its  Consumer  Business.  On  1  August  2011,  the  consumer  products  business  was  sold  to

Pharm-a-Care Laboratories Pty Limited. Refer note b) below.

Financial information for each discontinued operation is set out below:

1 July 2012 to

Half-year ended

27 November 2012

31 December 2011

a) MEI

Revenue

3,387

28,573

Expenses

(4,231,047)

(3,084,796)

(4,227,660)

(3,056,223)

Other revenue

Gain/Loss on disposal on shares

6,386,034

-

Movement in provision on investment

11,078,860

-

Foreign Currency Translation

(12,513,593)

-

4,951,301

-

Profit(Loss) before tax from discontinued operations

723,641

(3,056,223)

Tax expense

-

(825)

Profit after tax from discontinued operations

723,641

(3,057,048)

Net cash inflow from  operating activities

(4,179,060)

1,338,000

Net cash inflow from  investment activities

(2,360)

-

Net cash inflow from  financing activities

-

-

Net cash increase(decrease) generated by

discontinued operations

(4,181,420)

1,338,000

Novogen Limited

Notes to the financial statements

31 December 2012

b) Consumer Business (Sold August 2011)

1 July 2012 to 31

December 2012

1 July to 1 August 2011

Revenue

-

1,021,000

Expenses

-

(1,669,000)

(648,000)

Proceeds from sale of consumer business

-

9,500,000

Movement in provision on investment

-

(1,018,000)

Foreign Currency translation

-

(502,000)

-

7,980,000

Profit(Loss) before tax from discontinued operations

-

7,332,000

Tax expense

-

(9,000)

Profit after tax from discontinued operations

-

7,323,000

Net cash Inflow from  operating activities

-

10,587,000

Net cash increase generated by discontinued operations

-

10,587,000

Information relating to the financial position of the discontinued businesses are set out below. For the consumer business no amount is included for receivables or payables which were not included in the assets transferred in the sale of the business.

Assets and Liabilities

From annual financial

Disposal date

statements

27 November 2012

30 June 2012

a) MEI

2,837,454

6,461,000

Total assets

2,837,454

6,461,000

1 July 2012 to 31

1 July to  1 August

December 2012

2011

b) Consumer business

Inventories

-

654,000

Novogen Limited

Notes to the financial statements

31 December 2012

Note 10. Equity

$

Total

Balance at 30 June 2012

199,026,306

Disposal of Subsidiaries

(65,807,136)

Issue of Shares on Subsidiary Acquisition (Market Value)

1,269,000

Total Equity at 31 December 2012

134,488,170

Note 11. Earnings per share

Both  the  basic  and  diluted  earnings  per  share  have  been  calculated  using  the  profit  attributable  to shareholders of  the parent company.  The reconciliation  of the weighted average  number  of shares for the purposes  of  diluted  earnings  per  share  to  the  weighted  average  number  of  ordinary  shares  used  in  the calculation of basic earnings per share is as follows:

Consolidated

2012

2011

Net loss attributable to owners of the parent from

continuing operations

8,801

(951,666)

Net profit attributable to owners of the parent from

discontinuing operations

487,076

4,265,952

Net loss attributable to owners of the parent

495,877

3,314,286

2012

2011

Weighted average number of ordinary shares used in

calculating basic and diluted earnings per share

105,814,372

102,126,000

Note 12. Events after the end of the reporting period

On  5  February  2013  Novogen  announced  the  filing  of  a  provisional  patent  application  covering  the  novel technology  assiciates  with  the  manufacture  and  use  of  its  new  class  of  molecules  referred  to  as  ‘Super-

Benzopyrans’

On 18  February 2013 Novogen  announced  results  of  an important  study concerning its  lead experimental drug  CS-6.  Initial  studies  showed  highly  effective  results  regarding  ovarian  cancer  stem  cells.  However  it is  important  to  note  studies  are  still  at  an  early  stage,  with  some  way  to  go  before  there  is  clinical evidence

Novogen Limited

Notes to the financial statements

31 December 2012

Note 13. Related Party disclosures

Transactions with related parties

Steven  Coffey  was  appointed  director.  Mr  Coffey is  a  partner  of the  firm Watkins  Coffey Martin  Chartered

Accountants. No fees were paid to this firm during the reporting period.

The  sale  of  Glycotex  Inc.  as  mentioned  earlier  in  the  directors  report  was  made  to  a  company  which  is associated with former chairman and director William Rueckert. Details of this sale are shown in Note 2.

The  company  acquired  the  outstanding  shares  of  Triaxial  Pharmaceuticals  Pty  Ltd  which  included  its shareholders  Professor  Graham  Kelly,  Dr  Andrew  Heaton  and  Robert  Birch,  who  became  directors  of

Novogen  as  a  result  of  this  transaction.  The  market  value  of  this  transaction  was  $2,850,517.  Details  of this  acquisition are shown in Note 9.